Exhibit 99.1

Press Release, 1 March 2017

Interxion Reports Q4 and Full Year 2016 Results

12% Constant Currency Revenue Growth in Fourth Quarter

AMSTERDAM 1 March 2017 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months and year ended 31 December 2016.

Financial Highlights

•	Revenue for the fourth quarter and full year (FY) increased by 10% and 9% to €110.5 million and €421.8 million, respectively (4Q 2015: €100.7 million; FY 2015: €386.6 million)

•	Net income for the fourth quarter and full year was €10.0 million and €39.9 million, respectively (4Q 2015: €12.1 million; FY 2015: €48.6 million)

•	Adjusted EBITDA[1] for the fourth quarter and full year increased by 10% and 11% to €49.3 million and €190.9 million, respectively (4Q 2015: €44.9 million; FY 2015: €171.3 million)

•	Adjusted EBITDA margin for the fourth quarter was 44.6% and 45.3% for the full year, unchanged and up 100 basis points, respectively (4Q 2015: 44.6%; FY 2015: 44.3%)

•	Earnings per diluted share for the fourth quarter and full year were €0.14 and €0.56, respectively (4Q 2015: €0.17; FY 2015: €0.69)

•	Adjusted net income[1] for the fourth quarter and full year was €9.0 million and €36.6 million, respectively (4Q 2015: €12.1 million; FY 2015: €37.9 million)

•	Adjusted earnings per diluted share for the fourth quarter and full year was €0.13 and €0.51, respectively (4Q 2015: €0.17; FY 2015: €0.54)

•	Capital expenditures[2], including intangible assets, were €73.8 million in the fourth quarter and €250.9 million for full year 2016 (4Q 2015: €42.0 million; FY 2015: €192.6 million)

Press Release, 1 March 2017

Operating Highlights

•	Equipped Space increased by 3,000 square metres in the fourth quarter and 9,600 square metres for the full year to 110,800 square metres

•	Revenue Generating Space increased by 3,100 square metres in the fourth quarter and 8,100 square metres for the full year to 87,200 square metres

•	Utilisation Rate was 79% at the end of the year

•	During the fourth quarter, Interxion opened two new data centres: the first phase of its AMS8 data centre in Amsterdam, and the first two phases of its DUB3 data centre in Dublin. In addition, Interxion opened a 500 sqm expansion at its PAR7 data centre in Paris.

“Interxion continued its momentum into the fourth quarter, capping 2016 with double digit annual growth for revenues and Adjusted EBITDA, and solid margin improvement. We experienced growth across our key target segments, and we saw a continuation of strong bookings across all deal sizes” said David Ruberg, Interxion’s Chief Executive Officer. ”Customers value our services, which are located in the main connectivity hubs across Europe, as they seek network-dense facilities where they create business value by gaining access to our vibrant Communities of Interest.”

Quarterly Review

Revenue for the fourth quarter of 2016 was €110.5 million, a 10% increase over the fourth quarter of 2015 and a 5% increase over the third quarter of 2016. Recurring revenue3 was €103.4 million, a 9% increase over the fourth quarter of 2015 and a 3%

Press Release, 1 March 2017

increase over the third quarter of 2016. Recurring revenue in the quarter was 94% of total revenue. On a constant currency basis4, revenue in the fourth quarter of 2016 was 12% higher than the fourth quarter of 2015.

Cost of sales in the fourth quarter of 2016 was €43.0 million, a 10% increase over the fourth quarter of 2015 and a 6% increase over the third quarter of 2016.

Gross profit was €67.5 million in the fourth quarter of 2016, a 10% increase over the fourth quarter of 2015 and a 5% increase over the third quarter of 2016.

Sales and marketing costs in the fourth quarter of 2016 were €7.6 million, a 3% increase compared to the fourth quarter of 2015 and a 5% increase over the third quarter of 2016. Other general and administrative costs5 were €10.5 million, a 15% increase compared to the fourth quarter of 2015 and a 19% increase compared to the third quarter of 2016.

Adjusted EBITDA for the fourth quarter of 2016 was €49.3 million, a 10% increase compared to the fourth quarter of 2015 and a 2% increase compared to the third quarter of 2016. Adjusted EBITDA margin was 44.6% in both the fourth quarter of 2016 and the fourth quarter of 2015, and 45.9% in the third quarter of 2016.

Depreciation, amortisation, and impairments in the fourth quarter of 2016 was €24.2 million, an increase of 20% compared to the fourth quarter of 2015 and a 10% increase compared to the third quarter of 2016.

Operating income during the fourth quarter of 2016 was €22.6 million, a 1% decrease compared to the fourth quarter of 2015 and a 4% decrease compared to the third quarter of 2016.

Net finance expense for the fourth quarter of 2016 was €9.5 million, an 18% increase compared to the fourth quarter of 2015, and a 10% increase compared to the third quarter of 2016. Comparisons to previous periods are impacted by the bond tap in April 2016. Included in third quarter 2016 was a €1.4 million positive adjustment on finance lease obligations, lowering net finance expense.

Press Release, 1 March 2017

Income tax expense for the fourth quarter of 2016 was €3.0 million, an 18% increase compared to the fourth quarter of 2015, and a 33% decrease compared to the third quarter of 2016. Income tax expense in the fourth quarter 2016 was impacted by the release of €0.8 million income tax accrual.

Net income was €10.0 million in the fourth quarter of 2016, a 17% decrease compared to the fourth quarter of 2015 and a 4% decrease compared to the third quarter of 2016.

Adjusted net income was €9.0 million in the fourth quarter of 2016, a 26% decrease compared to the fourth quarter of 2015 and a 5% increase compared to the third quarter of 2016.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €50.2 million in the fourth quarter of 2016, a 32% increase compared to the fourth quarter of 2015, and a 15% increase compared to the third quarter of 2016.

Capital expenditures, including intangible assets, were €73.8 million in the fourth quarter 2016 compared to €42.0 million in the fourth quarter of 2015 and €64.5 million in the third quarter of 2016.

Cash and cash equivalents were €115.9 million at 31 December 2016, compared to €53.7 million at year end 2015. Total borrowings, net of deferred revolving facility financing fees, were €735.0 million at year end 2016 compared to €555.1 million at year end 2015. As of 31 December 2016, the company’s revolving credit facility was undrawn.

Equipped space at year end 2016 was 110,800 square metres compared to 101,200 square metres at year end 2015 and 107,800 square metres at the end of the third quarter 2016. Revenue generating space at year end 2016 was 87,200 square metres compared to 79,100 square metres at year end 2015 and 84,100 square metres at the end of the third quarter 2016. Utilisation rate, the ratio of revenue-generating space to equipped space, was 79% at year-end 2016 compared to 78% at year-end 2015 and 78% at the end of the third quarter 2016.

Press Release, 1 March 2017

Annual Review

Revenue for 2016 was €421.8 million, a 9% increase compared to 2015. Recurring revenue for 2016 was €400.0 million, a 10% increase compared to 2015, and accounted for 95% of total revenue in 2016 compared to 94% in 2015. On a constant currency basis, revenue in 2016 was 11% higher than in 2015.

Gross profit was €259.2 million in 2016, a 10% increase compared to 2015. Gross profit margin was 61.5% in 2016, an increase of 70 bps compared to 2015.

Sales and marketing costs for 2016 were €29.9 million, a 6% increase compared to 2015.

Adjusted EBITDA for 2016 was €190.9 million, an 11% increase compared to 2015. Adjusted EBITDA margin for 2016 was 45.3%, an increase of 100 bps compared to 2015.

Net income was €39.9 million in 2016, compared to €48.6 million in 2015. Diluted earnings per share in 2016 were €0.56 on a weighted average of 71.2 million diluted shares, compared to €0.69 on a weighted average of 70.5 million diluted shares in 2015. Net income and earnings per share in 2016 were impacted by €2.4 million of M&A transaction costs, and other one-time items having a net positive impact €2.7 million. Net income and earnings per share in 2015 were impacted by €11.8 million of M&A transaction costs, €20.9 million of M&A transaction break fee income, and a €2.3 million gain on the sale of a financial asset.

Adjusted net income was €36.6 million in 2016, a 4% decrease compared to 2015. Adjusted earnings per diluted share were €0.51 on a weighted average of 71.2 million diluted shares, compared to €0.54 on a weighted average of 70.5 million diluted shares in 2015.

Press Release, 1 March 2017

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €183.4 million in 2016, an increase of 8% compared to 2015.

Capital expenditures, including intangible assets, were €250.9 million in 2016 compared to €192.6 million in 2015.

During 2016, Interxion opened 9,600 square metres of new Equipped Space, and installed a net 8,100 Revenue Generating Square Metres, increasing utilisation to 79% from 78%.

Business Outlook

The company today is providing guidance for full year 2017:

Revenue	€468 million –	€483 million

Adjusted EBITDA	€212 million –	€222 million

Capital expenditures (including intangibles)	€250 million –	€270 million

Capital expenditure guidance does not include ~ €78 million for the acquisition of the Vancis data centre business in Amsterdam in 1Q 2017.

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 pm GMT, 2:30 pm CET) to discuss Interxion’s 4Q and 2016 year end results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

Press Release, 1 March 2017

A replay of this call will be available shortly after the call concludes and will be available until 14 March 2017. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 56607932

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) adjusted EBITDA; (iii) revenue on a constant currency basis, (iv) recurring revenue; (v) recurring revenue on a constant currency basis (vi) adjusted net income; (vii) adjusted basic earnings per share and (viii) adjusted diluted earnings per share.

Press Release, 1 March 2017

Other companies may present EBITDA, adjusted EBITDA, revenue on a constant currency basis, recurring revenue, recurring revenue on a constant currency basis, adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, revenue on a constant currency basis, recurring revenue and recurring revenue on a constant currency basis

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, is recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused datacentre sites – these gains and losses relate to historical leases entered into for certain brownfield sites,

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with the intention of developing datacentres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused datacentres are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We believe EBITDA and adjusted EBITDA provide useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of adjusted EBITDA, when combined with the primary IFRS presentation of net income provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and adjusted EBITDA facilitates comparisons between us and other data centre operators and other data centre operators that are REITs and other infrastructure based businesses. EBITDA and adjusted EBITDA are also relevant measures used in the financial covenants of our €100 million revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and EBITDA to adjusted EBITDA is provided in the tables attached to this press release.

Recurring revenue comprises revenue that is incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed

Press Release, 1 March 2017

services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. We present recurring revenue as we believe it assists investors understand our operating performance.

We present constant currency information for revenue and recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue and recurring revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of currency exchange rates.

Adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share

We define adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

Press Release, 1 March 2017

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and to aid investors compare our operating performance with other data centre operators and infrastructure companies. We believe the presentation of adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance.

Adjusted basic earnings per share and adjusted diluted earnings per share amounts are determined on adjusted net income.

Interxion does not provide forward-looking estimates of net income, operating income, depreciation, amortisation, and impairments, share-based payments, M&A transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases of unused data centre sites, which it uses to reconcile to adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for adjusted EBITDA.

A reconciliation from reported net income to adjusted net income is provided in the tables attached to this press release.

-ENDS-

Press Release, 1 March 2017

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 45 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

Press Release, 1 March 2017

[1]	Adjusted net income and adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Full definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to adjusted EBITDA and net income to adjusted net income can be found in the financial tables later in this press release.
[2]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.
[3]	Recurring revenue is revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
[4]	We present constant currency information for revenue and recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.
[5]	Other general administrative costs represents general and administrative costs excluding depreciation, amortisation, impairments, share based payments, M&A transaction costs, and increase/(decrease) in provision for onerous lease contracts.

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INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2016	2015	2016	2015

Revenue	110,487	100,653	421,788	386,560
Cost of sales	(43,022)	(39,204)	(162,568)	(151,613)

Gross Profit	67,465	61,449	259,220	234,947
Other income	191	86	333	21,288
Sales and marketing costs	(7,640)	(7,385)	(29,941)	(28,217)
General and administrative costs	(37,438)	(31,370)	(137,010)	(132,505)

Operating income	22,578	22,780	92,602	95,513
Net Finance expense	(9,513)	(8,084)	(36,269)	(29,022)

Profit or loss before income taxes	13,065	14,696	56,333	66,491
Income tax expense	(3,027)	(2,557)	(16,450)	(17,925)

Net income	10,038	12,139	39,883	48,566

Basic earnings per share: (€)	0.14	0.17	0.57	0.70
Diluted earnings per share: (€)	0.14	0.17	0.56	0.69

Number of shares outstanding at the end of the period (shares in thousands)	70,603	69,919	70,603	69,919
Weighted average number of shares for Basic EPS (shares in thousands)	70,538	69,736	70,349	69,579
Weighted average number of shares for Diluted EPS (shares in thousands)	71,407	70,675	71,215	70,499

			As at
			Dec-31	Dec-31
Capacity metrics			2016	2015
Equipped space (in square meters)			110,800	101,200
Revenue generating space (in square meters)			87,200	79,100
Utilization Rate			79%	78%

Press Release, 1 March 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Year ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2016	2015	2016	2015
Consolidated

Recurring revenue	103,429	95,074	399,958	365,175
Non-recurring revenue	7,058	5,579	21,830	21,385

Revenue	110,487	100,653	421,788	386,560

Net income	10,038	12,139	39,883	48,566
Net income margin	9.1%	12.1%	9.5%	12.6%

Operating income	22,578	22,780	92,602	95,513
Operating income margin	20.4%	22.6%	22.0%	24.7%

Adjusted EBITDA	49,280	44,910	190,876	171,276

Gross profit margin	61.1%	61.0%	61.5%	60.8%

Adjusted EBITDA margin	44.6%	44.6%	45.3%	44.3%

Total assets	1,482,665	1,252,064	1,482,665	1,252,064
Total liabilities	933,896	744,647	933,896	744,647
Capital expenditure, including intangible assets (a)	(73,758)	(41,961)	(250,878)	(192,636)

France, Germany, the Netherlands, and the UK

Recurring revenue	66,157	60,859	256,004	232,624
Non-recurring revenue	4,812	3,910	13,770	14,290

Revenue	70,969	64,769	269,774	246,914
Operating income	21,565	21,699	87,558	83,215
Operating income margin	30.4%	33.5%	32.5%	33.7%

Adjusted EBITDA	38,222	34,803	148,191	134,328

Gross profit margin	62.0%	62.0%	62.6%	62.2%

Adjusted EBITDA margin	53.9%	53.7%	54.9%	54.4%

Total assets	990,406	878,568	990,406	878,568
Total liabilities	202,330	196,996	202,330	196,996
Capital expenditure, including intangible assets (a)	(46,834)	(34,877)	(170,707)	(131,812)

Rest of Europe

Recurring revenue	37,272	34,215	143,954	132,551
Non-recurring revenue	2,246	1,669	8,060	7,095

Revenue	39,518	35,884	152,014	139,646

Operating income	16,078	14,357	62,404	54,374
Operating income margin	40.7%	40.0%	41.1%	38.9%

Adjusted EBITDA	22,740	20,764	88,195	78,868

Gross profit margin	65.9%	65.9%	65.9%	64.6%

Adjusted EBITDA margin	57.5%	57.9%	58.0%	56.5%

Total assets	363,444	309,218	363,444	309,218
Total liabilities	73,613	54,396	73,613	54,396
Capital expenditure, including intangible assets (a)	(24,466)	(5,568)	(69,650)	(55,004)

Corporate and other

Operating income	(15,065)	(13,276)	(57,360)	(42,076)

Adjusted EBITDA	(11,682)	(10,657)	(45,510)	(41,920)

Total assets	128,815	64,278	128,815	64,278
Total liabilities	657,953	493,255	657,953	493,255
Capital expenditure, including intangible assets (a)	(2,458)	(1,516)	(10,521)	(5,820)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

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INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Year ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2016	2015	2016	2015

Reconciliation to Adjusted EBITDA

Consolidated

Net income	10,038	12,139	39,883	48,566
Income tax expense	3,027	2,557	16,450	17,925

Profit before taxation	13,065	14,696	56,333	66,491
Net finance expense	9,513	8,084	36,269	29,022

Operating income	22,578	22,780	92,602	95,513
Depreciation, amortisation and impairments	24,244	20,186	89,835	78,229

EBITDA (1)	46,822	42,966	182,437	173,742
Share-based payments	1,828	1,467	6,343	7,161
Income or expense related to the evaluation and execution of potential mergers or acquisitions
M&A transaction break fee income (2)	—	—	—	(20,923)
M&A transaction costs (3)	821	563	2,429	11,845
Items related to terminated or unused data centre sites:
Increase/(decrease) in provision for onerous lease contracts (4)	—	—	—	(184)
Items related to sub-leases on unused data centre sites (5)	47	(86)	(95)	(365)
Increase/(decrease) in provision for site restoration (6)	(238)	—	(238)	—

Adjusted EBITDA (1)	49,280	44,910	190,876	171,276

France, Germany, the Netherlands, and the UK

Operating income	21,565	21,699	87,558	83,215
Depreciation, amortisation and impairments	16,511	12,990	60,128	50,317

EBITDA (1)	38,076	34,689	147,686	133,532
Share-based payments	337	200	838	1,345
Items related to terminated or unused data centre sites:
Increase/(decrease) in provision for onerous lease contracts (4)	—	—	—	(184)
Items related to sub-leases on unused data centre sites (5)	47	(86)	(95)	(365)
Increase/(decrease) in provision for site restoration (6)	(238)		(238)

Adjusted EBITDA (1)	38,222	34,803	148,191	134,328

Rest of Europe

Operating income	16,078	14,357	62,404	54,374
Depreciation, amortisation and impairments	6,554	6,213	25,371	23,688

EBITDA (1)	22,632	20,570	87,775	78,062
Share-based payments	108	194	420	806

Adjusted EBITDA (1)	22,740	20,764	88,195	78,868

Corporate and Other

Operating income	(15,065)	(13,276)	(57,360)	(42,076)
Depreciation, amortisation and impairments	1,179	983	4,336	4,224

EBITDA (1)	(13,886)	(12,293)	(53,024)	(37,852)
Share-based payments	1,383	1,073	5,085	5,010
Income or expense related to the evaluation and execution of potential mergers or acquisitions
M&A transaction break fee income (2)	—	—	—	(20,923)
M&A transaction costs (3)	821	563	2,429	11,845

Adjusted EBITDA (1)	(11,682)	(10,657)	(45,510)	(41,920)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures within the meaning of the rules of the SEC. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction break fee income” represents the cash break up fee received following the termination of the Implementation Agreement in May 2015. This fee was included in “Other income”.
(3)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 31 December 2016, M&A transaction costs included €0.8 million related to other activity including the evaluation of potential asset acquisitions.
(4)	“Increase/(decrease) in provision for onerous lease contracts” relates to those contracts in which we expect losses to be incurred in respect of unused data centre sites over the term of the lease contract.
(5)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.
(6)	“Increase/(decrease) in provision for site restoration” represents income related to the termination of data centre sites. This item is treated as ‘Other income’.

Press Release, 1 March 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Dec-31	Dec-31
	2016	2015
Non-current assets
Property, plant and equipment	1,156,031	999,072
Intangible assets	28,694	23,194
Deferred tax assets	20,370	23,024
Other investments	1,942	—
Other non-current assets	11,914	11,152

	1,218,951	1,056,442
Current assets
Trade receivables and other current assets	147,821	141,936
Cash and cash equivalents	115,893	53,686

	263,714	195,622

Total assets	1,482,665	1,252,064

Shareholders’ equity
Share capital	7,060	6,992
Share premium	519,604	507,296
Foreign currency translation reserve	9,988	20,865
Hedging reserve, net of tax	(243)	(213)
Accumulated Profit / (deficit)	12,360	(27,523)

	548,769	507,417
Non-current liabilities
Trade payables and other liabilities	11,718	12,049
Deferred tax liabilities	9,628	9,951
Borrowings	723,975	550,812

	745,321	572,812
Current liabilities
Trade payables and other liabilities	171,399	162,629
Income tax liabilities	5,694	2,738
Provision for onerous lease contracts	—	1,517
Borrowings	11,482	4,951

	188,575	171,835

Total liabilities	933,896	744,647

Total liabilities and shareholders’ equity	1,482,665	1,252,064

Press Release, 1 March 2017

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Dec-31	Dec-31
	2016	2015

Borrowings net of cash and cash equivalents

Cash and cash equivalents (a)	115,893	53,686

6.00% Senior Secured Notes due 2020 (b)	629,327	475,503
Mortgages	54,412	44,073
Financial leases	51,718	34,582
Other borrowings	—	1,605

Borrowings excluding Revolving Facility deferred financing costs	735,457	555,763

Revolving Facility deferred financing costs (c)	(426)	(710)

Total borrowings	735,031	555,053

Borrowings net of cash and cash equivalents	619,138	501,367

(a)	Cash and cash equivalents exclude €3.7 million as of 31 December 2016 and €4.9 million as of 31 December 2015, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. Restricted cash is reported under (non)current assets.
(b)	€625 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(c)	Deferred financing costs of €0.4 million as of 31 December 2016 were incurred in connection with the €100 million revolving facility.

Press Release, 1 March 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Year ended
	Dec-31 2016	Dec-31 2015	Dec-31 2016	Dec-31 2015

Net income	10,038	12,139	39,883	48,566
Depreciation, amortisation and impairments	24,244	20,186	89,835	78,229
Provision for onerous lease contracts	—	(879)	(1,533)	(3,532)
Share-based payments	1,702	824	6,105	6,518
Net finance expense	9,513	8,084	36,269	29,022
Income tax expense	3,027	2,557	16,450	17,925

	48,524	42,911	187,009	176,728
Movements in trade receivables and other assets	(7,480)	(9,799)	(11,126)	(19,380)
Movements in trade payables and other liabilities	9,127	4,973	7,505	12,040

Cash generated from operations	50,171	38,085	183,388	169,388
Interest and fees paid (a)	(2,224)	(1,393)	(36,003)	(30,522)
Interest received	67	35	136	152
Income tax paid	(2,638)	(2,781)	(8,124)	(11,948)

Net cash flows from / (used in) operating activities	45,376	33,946	139,397	127,070
Cash flows from investing activities
Purchase of property plant and equipment	(72,741)	(40,487)	(241,958)	(186,115)
Financial investments - deposits	1,139	418	1,139	418
Purchase of intangible assets	(1,017)	(1,474)	(8,920)	(6,521)
Loans to third parties	—	—	(1,942)	—
Proceeds from sale of financial asset	—	—	281	3,063
Redemption of short-term investments	—	—	—	1,650

Net cash flows from / (used in) investing activities	(72,619)	(41,543)	(251,400)	(187,505)
Cash flows from financing activities
Proceeds from exercised options	112	3,265	6,332	5,686
Proceeds from mortgages	—	14,850	14,625	14,850
Repayment of mortgages	(2,215)	(985)	(4,031)	(2,346)
Proceeds Senior secured notes at 6%	(538)	—	154,808	—
Interest received at issue of additional notes	—	—	2,225	—
Repayment of other borrowings	—	31	—	—
Net cash flows from / (used in) financing activities	(2,641)	17,161	173,959	18,190
Effect of exchange rate changes on cash	843	(622)	251	1,294

Net increase / (decrease) in cash and cash equivalents	(29,041)	8,942	62,207	(40,951)
Cash and cash equivalents, beginning of period	144,934	44,744	53,686	94,637

Cash and cash equivalents, end of period	115,893	53,686	115,893	53,686

(a)	Interest paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 1 March 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2016	2015	2016	2015

Net income - as reported	10,038	12,139	39,883	48,566

Add back
+ M&A transaction costs	821	563	2,429	11,845

	821	563	2,429	11,845
Reverse
- M&A transaction break fee income	—	—	—	(20,923)
- Profit on sale of financial asset	—	—	(281)	(2,289)
- Adjustment of financial lease obligation	—	—	(1,410)	—
- Increase / (decrease) in provision for onerous lease contracts	—	—	—	(184)
- Increase/(decrease) in provision for site restoration	(238)	—	(238)	—
- Deferred tax asset adjustment	(809)		(809)
- Interest capitalised	(941)	(615)	(3,362)	(2,638)

	(1,988)	(615)	(6,100)	(26,034)

Tax effect of above add backs & reversals	89	13	363	3,547

Adjusted net income	8,960	12,100	36,575	37,924

Reported basic EPS: (€)	0.14	0.17	0.57	0.70
Reported diluted EPS: (€)	0.14	0.17	0.56	0.69

Adjusted basic EPS: (€)	0.13	0.17	0.52	0.55
Adjusted diluted EPS: (€)	0.13	0.17	0.51	0.54

Press Release, 1 March 2017

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 1 March 2017

with Target Open Dates after 1 January 2016

Market	Project	CAPEX (a)(b) (€ million)	Equipped Space (a) (sqm)	Target Opening Dates

Amsterdam	AMS 8: Phases 1 - 2 New Build	50	2,900	4Q 2016 -1Q 2017(c)

Copenhagen	CPH2: Phases 1 - 2 New Build	19	1,100	2Q 2016 - 1Q 2017(d)

Dublin	DUB3: Phases 1 - 2 New Build	28	1,200	4Q 2016

Dusseldorf	DUS 2: Phase 1 - 2 New Build	16	1,200	4Q 2015 - 2Q 2016 (e)

Frankfurt	FRA 10: Phases 1 - 4 New Build	92	4,800	1Q 2016 - 3Q 2016 (f )

Frankfurt	FRA 11: Phases 1 - 4 New Build	95	4,800	4Q 2017 - 2Q 2018 (g)

Frankfurt	FRA 12: New Build	19	1,100	4Q 2017

London	LON3: New Build	35	1,800	3Q 2018

Marseille	MRS 1: Phase 2 (cont) - 3	30	2,200	3Q 2016 - 2Q 2017 (h)

Paris	PAR7: Phase 2	37	2,100	4Q 2016 - 2Q 2017 (i)

Stockholm	STO5: Phase 1 New Build	11	600	3Q 2017

Vienna	VIE 2: New Build	65	4,200	4Q 2014 - 2Q 2017 (j)

Total		€497	28,000

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,500 square metres) became operational in 4Q 2016. Phase 2 (1,400 square metres) is scheduled to become operational in 1Q 2017.
(d)	Phase 1 (500 square metres) became operational in 2Q 2016. Phase 2 (600 square metres) is scheduled to become operational in 1Q 2017.
(e)	Phase 1 (600 square metres) became operational in 4Q 2015. Phase 2 (600 square metres) became operational in 2Q 2016.
(f)	Phase 1 (1,200 square metres) became operational in 1Q 2016; phase 2 (1,200 square metres) became operational in 2Q 2016; phases 3 & 4 (1,200 square metres each) became operational in 3Q 2016.
(g)	Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 4Q 2017; phases 3 & 4 (1,200 square metres each) are scheduled to become operational in 2Q 2018.
(h)	Phase 2 (cont.) (800 square metres) became operational in 3Q 2016. Phase 3 (1,400 square metres) is scheduled to become operational in 2Q 2017.
(i)	The first 500 square metres became operational in 4Q 2016. The remaining 1,600 square metres is scheduled to become operational in 2Q 2017.
(j)	1,300 square metres became operational in 4Q 2014; 600 square metres became operational in 1Q 2015; 600 square metres became operational in 2Q 2015; 300 square metres became operational in 4Q 2015; 300 sqm became operational in 3Q 2016; another 1,100 square metres is scheduled to become operational in 2Q 2017.